Filed Pursuant to Rule 424(b)(3)

Registration No. 333-206017

CNL HEALTHCARE PROPERTIES II, INC.

STICKER SUPPLEMENT NO. 3 DATED APRIL 4, 2017

TO THE PROSPECTUS DATED MARCH 2, 2016

This sticker supplement no. 3 is part of, and should be read in conjunction with, our prospectus dated March 2, 2016, our supplement no. 1 dated October 6, 2016 and our supplement no. 2 dated March 15, 2017. Unless otherwise defined herein, capitalized terms used in this sticker supplement have the same meanings as prescribed to them in the prospectus.

The purpose of this sticker supplement is to disclose:

•	the acquisition and financing of a senior housing community located in Pensacola, Florida; and

•	an amendment to our expense support and restricted stock agreement with our advisor.

Property Acquisition

On March 31, 2017, we acquired, through a wholly-owned subsidiary (the “Summer Vista Owner”), a senior housing community (“Summer Vista”) located in Pensacola, Florida for a purchase price of $21.4 million, exclusive of closing costs. Summer Vista consists of 89 units (67 assisted living and 22 memory care units) and completed construction in 2016. The occupancy rate of Summer Vista was 98.9% as of March 31, 2017. The average effective monthly base rent per unit across all unit types at Summer Vista, which is calculated using the average of the monthly contractual base rental income, net of rental abatements, for each unit, was $3,765 as of March 1, 2017.

We funded the purchase of Summer Vista with proceeds from this offering and proceeds from the Summer Vista Loan (as defined and described below).

We lease Summer Vista to a wholly-owned TRS (the “Summer Vista Tenant”). The Summer Vista Tenant has engaged an independent third-party manager, SRI Management, LLC (“SRI Management”), to operate and manage Summer Vista pursuant to a five-year management agreement, which may be terminated without penalty under certain circumstances. Pursuant to the management agreement, SRI Management will receive a base management fee of 5% based on the gross revenues collected each month with respect to Summer Vista. Based on certain performance thresholds set forth in the management agreement, SRI Management may also receive an incentive management fee or have the base management fee subordinated.

On March 31, 2017, in connection with our acquisition of Summer Vista, the Summer Vista Owner entered into a loan agreement with Synovus Bank (“Synovus”) pursuant to which the Summer Vista Owner was provided a term loan (the “Summer Vista Loan”), in the amount of approximately $16.1 million.

The Summer Vista Loan matures on April 1, 2022, subject to two one-year extension options provided certain conditions are met. The Summer Vista Loan accrues interest at a rate equal to the sum of the London Interbank Offered Rate (“LIBOR”) plus 2.85%, with monthly payments of interest only for the first 18 months of the term of the Summer Vista Loan, and monthly payments of interest and principal for the remaining 42 months of the term of the Summer Vista Loan using a thirty year amortization period with the remaining principal balance payable at maturity. Prior to April 1, 2019, the interest payable on the Summer Vista Loan may be reduced to a rate equal to the sum of LIBOR plus 2.70% if, at such time, no event of default exists, certain debt yield thresholds are met, and at least $2,150,000 of the outstanding principal balance of the Summer Vista Loan has been paid. The Summer Vista Owner may prepay, without a penalty, all or any part of the Summer Vista Loan at any time.

The Summer Vista Loan is secured by a first mortgage, security agreement and fixture filing on all real property and improvements on Summer Vista, assignments to Synovus of all rents and leases collected or received with respect to Summer Vista, assignments to Synovus of licenses, permits and contracts, a tax reserve escrow agreement, a guaranty agreement and the subordination of the management agreement between the Summer Vista Tenant and SRI Management.

The Summer Vista Owner paid Synovus a loan commitment fee of $80,250 in connection with the Summer Vista Loan, or 0.50% of the aggregate Summer Vista Loan amount.

In connection with the acquisition of the Summer Vista, an investment services fee of approximately $481,500, which is equal to 2.25% of the purchase price of the property, was paid to our advisor.

We have no plans for renovation or improvements of Summer Vista and believe it is suitable for its intended purpose. In the opinion of management, Summer Vista is adequately covered by insurance. There are a number of comparable facilities in the market area that may compete with Summer Vista.

The estimated depreciable basis for federal tax purposes of Summer Vista is $20.8 million. We calculate depreciation expense for federal income tax purposes using the straight-line method, and anticipate depreciating the buildings and land improvements for federal income tax purposes based on estimated useful lives of 40 years and 20 years, respectively.

Expense Support and Restricted Stock Agreement

The following disclosure amends the similar disclosure found in the “The Advisor and the Advisory Agreement—The Advisory Agreement—Expense Support and Restricted Stock Agreement” section of the prospectus, and all similar disclosure.

On May 9, 2016, we entered into an amended and restated expense support and restricted stock agreement with our advisor, pursuant to which the advisor has agreed to accept payment in the form of forfeitable restricted Class A shares of our common stock in lieu of cash for services rendered, in the event we do not achieve established distribution coverage targets, as amended on February 10, 2017. On March 31, 2017, we entered into a second amendment (the “Second Amendment”) to the amended and restated expense support and restricted stock agreement. As the agreement is amended by the Second Amendment, the amount of such expense support will be equal to the positive excess, if any, of (a) the aggregate cash distributions paid to the stockholder in an applicable period calculated on the weighted average most recent public offering price for each share class or weighted average of the board’s most recent determination of estimated net asset value per share for each share class, if the board has made such a determination (the “Aggregate Stockholder Minimum Cash Distributions”), over (b) our aggregate MFFO for such period determined on a cumulative basis (the “Expense Support Amount”). MFFO shall mean “modified funds from operations” as defined in our most recent Quarterly Report on Form 10-Q or Annual Report on Form 10-K filed with the Commission, and for purposes of the amended and restated expense support and restricted stock agreement, as amended, only, adjusted to exclude all development asset operating losses, interest expense and any other expenses, to the extent by which such losses exceed revenues, until the first full calendar quarter that is 18 months following the time when such development asset in its entirety is placed in service. The number of shares of restricted stock granted to the advisor in lieu of the payment of fees in cash will be determined by dividing the Expense Support Amount for the preceding year by the board’s most recent determination of net asset value per share of the Class A shares, if the board has made such a determination, or otherwise the most recent public offering price per Class A share. The term of the agreement will continue through March 2, 2018 with successive one-year terms thereafter subject to the right of either party to terminate the agreement upon 30 days’ prior written notice. If the agreement is terminated, the Expense Support Amount and number of restricted shares shall be calculated on a pro rata basis with respect to the completed quarter during the year of termination. The expense support arrangements could result in the advisor and its affiliates receiving more compensation than they may otherwise have received if the liquidation value of the Company results in proceeds to them greater than the fee they otherwise waived.